728

Follow-Up Materials

04035828

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

B

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

311669

ASIAN DEVELOPMENT BANK

RECEIVED

2004 JUL 28 A 10: 28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2004

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In April 2004, ADB fully redeemed its 5.5% US$ Global Bonds of 1999/04 with principal amount of US$1,250,000,000.

There was no sale of primary obligations in the United States in the second quarter of 2004.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2004 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB NEWS RELEASE (Second Quarter 2004)	
DATE	PARTICULARS
29 Jun 2004	ADB Administering GEF-Backed Project To Combat Land Degradation In Western PRC
28 Jun 2004	Loan for Lao PDR's Rural Roads to Spur Growth and Social Integration for Poor
23 Jun 2004	ADB Partners with Hong Kong Fund Group to Assist Financially Distressed Companies in Asia
22 Jun 2004	JFPR Grant to Develop Alternative Livelihoods for Poor Fishers in Indonesia's Coastal Communities
21 Jun 2004	Project to Demonstrate Poverty Reduction Impact of Road Maintenance in Rural Cambodia
19 Jun 2004	ADB President's Visit to Strengthen Cooperation with Bangladesh
18 Jun 2004	ADB Reaffirms Support For The South Pacific With New Regional Office In Suva
18 Jun 2004	ADB To Help Finance Expansion Of Bangladesh's Grameenphone Cell Phone Network
15 Jun 2004	ADB Supports Fund to Invest in Asian Microfinance Providers
15 Jun 2004	ADB Approves Further Support for Sri Lanka's Conflict-Affected North East Region
15 Jun 2004	ADB Launches Action Plan for Reform Agenda to Boost Effectiveness in Reducing Poverty
11 Jun 2004	JFPR Grant to Develop Participatory Processes for Increasing Farm Incomes in Viet Nam
1 Jun 2004	ADB Launches Simultaneous HK$1 Billion and S$200 Million Benchmark Issues
1 Jun 2004	ADB Adopts New Comprehensive Approach to Disaster and Emergency Assistance
31 May 2004	ARIC Website Gets A New Name, New Look, Expands Coverage
26 May 2004	Formal Signing For ADB Program to Boost Region's Trade Finance System
26 May 2004	ADB President Calls for Stepping up Efforts to Reduce Poverty in Asia Pacific
17 May 2004	ADB Annual Meeting Ends with Reaffirmed Commitment to Accountability, Efficiency and Transparency
15 May 2004	AsianBondsOnline' Web Site Launched at ASEAN+3 Finance Ministers Meeting
15 May 2004	Reform and Regional Cooperation Key to Maintaining Progress in Asia, Says ADB President
14 May 2004	ADB Needs NGO Involvement in Fight Against Poverty, President Says
13 May 2004	ADB Donors Agree to Replenish Asian Development Fund
11 May 2004	Poverty Alleviation and Asian Economy Expected to be Issues at ADB 37th Annual Meeting
6 May 2004	Conservation and Rural Development Program to Help Boost Incomes and Jobs in Fujian, PRC
5 May 2004	ADB Loan To Prompt Recovery In Afghanistan's Agriculture Sector
4 May 2004	ADB Says Legal And Institutional Reform Essential For Inclusive Development
4 May 2004	ADB Lends US$6.1 Billion In 2003: Highest In Six Years
2 May 2004	Quarterly Economic Update for Bangladesh Released
2 May 2004	Quarterly Economic Update, Bangladesh, March 2004
2 May 2004	Program Liaison Unit Established for Managing PEDP II
28 Apr 2004	Viet Nam Economic Growth to Remain Strong in 2004 And 2005
28 Apr 2004	Nepal's Economic Recovery to Continue
28 Apr 2004	Nepal's Economic Recovery to Continue
28 Apr 2004	Viet Nam Economic Growth to Remain Strong in 2004 and 2005
28 Apr 2004	Timor-Leste Economy Recovering in 2004 and 2005
28 Apr 2004	Solid Economic Growth Predicted in Sri Lanka Over the Next Two Years
28 Apr 2004	Rapid Economic Growth to Continue in the People's Republic of China in 2004 and 2005
28 Apr 2004	Philippine Economic Growth to Improve Slightly in 2004 and 2005
28 Apr 2004	Pakistan Economy Heads for Higher Growth in 2004 and 2005
28 Apr 2004	Mongolia's Economic Growth Expected to Expand Moderately in 2004 and 2005
28 Apr 2004	South Korea's Economic Growth to Pick up in 2004 and 2005
28 Apr 2004	Kazakhstan Economic Outlook Remains Positive in 2004 and 2005
28 Apr 2004	Indonesian GDP to Grow Modestly in 2004
28 Apr 2004	India's Medium-Term Growth Outlook Buoyant
28 Apr 2004	Fiji Economic Growth Seen Moderate in 2004 and 2005
28 Apr 2004	Bangladesh's Economy Growth Outlook Upbeat in FY2004 and FY2005
28 Apr 2004	Afghanistan's Economy Expected to Keep Surging
28 Apr 2004	Asian Economies Need to Reform to Attract Foreign Direct Investment
28 Apr 2004	Developing Asia to Outperform World Economy, Says ADB
26 Apr 2004	Canada and ADB Set up Cooperation Fund for Managing for Development Results
22 Apr 2004	ADB Invests In Fund To Help Restructure Distressed Assets In PRC
20 Apr 2004	Improving Governance in the Philippines' Securities Trading Markets
19 Apr 2004	Sustainable Environment Key to Economic Growth and Poverty Reduction in Mekong, Says First Atlas of GMS
19 Apr 2004	ADB-UNEP Launches Environmental Atlas for the Greater Mekong Subregion (GMS
13 Apr 2004	ADB Loan Paving Way for Overhaul of Sri Lanka's Road Network
12 Apr 2004	US$ 650,000 Grant to Improve Livelihood of Poor People in Viet Nam's Central Coastal Provinces
12 Apr 2004	Connecting Poor Households to the Power Grid in Sri Lanka
8 Apr 2004	Top Prize for Reporters from Viet Nam in ADBI's Developing Asia Journalism Awards
8 Apr 2004	Loan Signed to Improve Health Services in Viet Nam's Poor Central Highlands
8 Apr 2004	US$90 Million Loan Signed to Help Alleviate Water Shortages in Southern Viet Nam

Source: ADB's official website (http:// www.adb.org)